EXHIBIT 12

COLUMBUS SOUTHERN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2003	2004	2005	2006	2007	6/30/2008	6/30/2008
EARNINGS
Income Before Income Taxes	$246,809	$207,929	$199,259	$286,422	$387,473	$399,717	$201,992
Fixed Charges (as below)	58,771	61,742	63,665	74,155	79,400	81,855	39,121
Total Earnings	$305,580	$269,671	$262,924	$360,577	$466,873	$481,572	$241,113

FIXED CHARGES
Interest Expense	$50,948	$54,246	$59,539	$66,100	$69,625	$74,447	$36,485
Credit for Allowance for Borrowed Funds Used During Construction	5,123	4,996	1,526	5,955	7,275	4,908	1,386
Estimated Interest Element in Lease Rentals	2,700	2,500	2,600	2,100	2,500	2,500	1,250
Total Fixed Charges	$58,771	$61,742	$63,665	$74,155	$79,400	$81,855	$39,121

Ratio of Earnings to Fixed Charges	5.19	4.36	4.12	4.86	5.88	5.88	6.16